Exhibit 99.1

Iris Energy Reports Second Quarter Record Results

Key Highlights

•	Record revenue of $20.0 million (A$27.6 million) for the quarter (+93% vs. Q1 FY22) and $30.4 million (A$41.9 million) for the half (+1,352% vs. 1H FY21)
•	Record Adjusted EBITDA of $14.3 million (A$19.7 million) for the quarter (+156% vs. Q1 FY22) and $19.9 million (A$27.5 million) for the half (vs. -$0.7 million (-A$0.9 million) in 1H FY21)
•	Record Adjusted EBITDA Margin of 72% for the quarter (vs. 54% in Q1 FY22) and 66% for the half (vs. -33% in 1H FY21)
•
Net Profit After Tax of $71.7 million (A$98.8 million) for the quarter and Net Loss After Tax of $418.9 million (A$580.0 million) for the half (attributable to a one-off non-cash mark-to-market of convertible notes converted into equity at IPO)

•	Record average operating hashrate of 685 PH/s (+97% vs. Q1 FY22) and 364 Bitcoin mined (+51% vs. Q1 FY22) for the quarter from 100% renewable operations since inception[1]
•	Successfully completed $232 million IPO and listing on Nasdaq led by J.P. Morgan, Canaccord Genuity and Citigroup
•
Construction ahead of schedule at Mackenzie (BC, Canada) with commissioning of the first 0.3 EH/s (9MW) now expected in early Q2 2022 followed by full ramp up to 1.5 EH/s (50MW) expected during Q3 2022

•	Prince George (BC, Canada) on track to deliver 1.4 EH/s (50MW) in Q3 2022 and expansion to 2.4 EH/s (85MW) anticipated in 2023
•	Post quarter end, a transformational 600MW connection agreement was executed with AEP Texas, increasing power capacity to 765MW (~22 EH/s2)

SYDNEY, AUSTRALIA (February 9, 2022) – Iris Energy Limited (NASDAQ: IREN) (“Iris Energy” or “the Company”), a leading sustainable Bitcoin miner with 15 EH/s of secured miners, today reported its financial results for the quarter and half-year ended December 31, 2021. All $ amounts are in United States Dollars (“USD”) and all A$ amounts are in Australian Dollars (“AUD“), unless otherwise stated.

“We are pleased to report record financial and operating results as part of our inaugural quarterly and half-yearly report as a listed company,” stated Daniel Roberts, Co-Chief Executive Officer and Founder of Iris Energy. “Iris Energy is on track to be one of the largest listed Bitcoin miners with 15 EH/s3 of hardware secured (~10 EH/s expected to be operational by early 2023) and 765MW of grid-connected power operating or under construction. Led by a seasoned management team, we are building a global energy and specialized data center infrastructure platform targeting markets with excess and under-utilized renewables where we can solve a problem. We are looking forward to the upcoming 12 to 18 months, which we expect will be transformational for the Company.”

1 Currently 98% directly from renewable energy sources; 2% from purchase of RECs.
2 Equivalent hashrate potential for the power capacity assuming installation of Bitmain S19j Pro miners.
3 In addition to 0.8 EH/s currently operating, 14.4 EH/s of aggregate nameplate hashrate capacity has been secured through binding contracts for future delivery of miners.

Iris Energy’s President, Lindsay Ward, commented, “Construction at Mackenzie and Prince George, our two near-term expansion sites in British Columbia, continues to progress and remains on track to deliver material additional hashrate over the coming quarters. In addition, development works continue across our secured sites in Canada, the USA and Asia-Pacific, which are expected to support >1GW of additional aggregate power capacity capable of powering growth well beyond the Company’s 15 EH/s3 of secured miners (~530MW).”

Second Quarter FY2022 Results

Iris Energy generated record quarterly revenue ($20.0 million vs. $10.4 million during the previous quarter), Adjusted EBITDA ($14.3 million vs. $5.6 million during the previous quarter) and Adjusted EBITDA Margin (72% vs. 54% during the previous quarter). The increase in revenue, Adjusted EBITDA and Adjusted EBITDA Margin were attributable to a higher average Bitcoin price during the period as well as an increase in the Company’s average operating hashrate.

Net Profit After Tax for the quarter was $71.7 million (A$98.8 million), compared to a Net Loss After Tax of $418.9 million (A$580.0 million) during the previous quarter, which is primarily attributable to a one-off non-cash mark-to-market of convertible notes converted into equity at IPO.

Iris Energy continued to generate positive cash flow from operations during the quarter, demonstrating the attractive cash profitability of the Company’s business model and supporting reinvestment into mining hardware and infrastructure, and its total assets increased to $495.2 million (A$682.1 million) as of December 31, 2021.

Operational and Corporate Highlights

•	Record average operating hashrate of 685 PH/s (vs. 348 PH/s during the previous quarter) driven by the expansion at Canal Flats (BC, Canada)
•	Record 364 Bitcoin mined (vs. 241 during the previous quarter)
•	$232 million IPO completed and listed on the Nasdaq Global Select Market
•	Welcomed Lindsay Ward as President and Mike Alfred as Non-Executive Director
•
Canal Flats (BC, Canada) successfully maintained operations despite -30°C (-22°F) conditions (having also operated successfully through 40°C (104°F) heat in June 2021), again demonstrating the versatility of the Company’s proprietary specialized data center design

•
First data center building at Mackenzie (BC, Canada) structurally complete. The first 0.3 EH/s (9MW) is ahead of schedule with commissioning now expected in early Q2 2022 followed by full ramp up to 1.5 EH/s (50MW) expected during Q3 2022

•
Procurement of long-lead items for Prince George (BC, Canada) essentially complete. The first 1.4 EH/s (50MW) remains on track to be energized by the end of Q3 2022 with the additional 1.0 EH/s (35MW) anticipated to come online in 2023

•
Substantial progress made on prospective large-scale project sites in Texas including the post quarter end announcement of the execution of a transformational 600MW connection agreement with AEP Texas, increasing power capacity to 765MW (~22 EH/s2)

•
Development works continued across a number of additional secured sites in Canada, the USA and Asia-Pacific, expected to support >1GW of additional aggregate power capacity capable of powering growth well beyond the Company’s 15 EH/s3 of secured miners (~530MW)

Earnings Conference Call

Iris Energy will host a conference call to discuss its results at 5.00pm (Eastern Standard Time) on Wednesday, February 9, 2022.

Participants are asked to pre-register for the call through the following link: https://onlinexperiences.com/Launch/QReg/ShowUUID=E10CC11D-07CB-4540-BCA9-2D83B2534F96.

Please note that registered participants will receive their dial in number upon registration and will dial directly into the call without delay. Those without Internet access or unable to pre-register may dial in by calling: 1-866-668-0721 (U.S. toll free) or 1300-309-051 (Australian toll free). All callers should dial in approximately 10 minutes prior to the scheduled start time.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity and the Company’s business plan. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional capital; competition; bitcoin prices; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets;  and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Iris Energy makes in this press release speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

This press release includes non-IFRS financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. See table below for a definition of Adjusted EBITDA and Adjusted EBITDA Margin, along with a reconciliation to net profit/(loss) after income tax expense, the nearest applicable IFRS measure, for the periods presented. Adjusted EBITDA and Adjusted EBITDA Margin are presented in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.

Financial information included in this press release is denominated in USD and references to “$” are to USD unless otherwise stated. References to “A$” are to Australian Dollars unless otherwise stated.

Operating and Financial Overview

The Group uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance before the impact of non-cash and other items.

EBITDA is net profit or (loss) from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization.

Adjusted EBITDA is EBITDA adjusted for removing certain non-cash and other items, including share-based payment expenses, foreign currency gains/(losses) and one-time transactions. The below table reconciles (Adjusted) EBITDA to Net profit/(loss) after tax.

Adjusted EBITDA Reconciliation	Three months ended	Six months ended
	31 December 2021 USD’000	31 December 2021 USD’000

Bitcoin mining revenue	20,017	30,387
Electricity and other site costs(1)	(3,041)	(4,976)
Other corporate costs	(2,643)	(5,490)
Adjusted EBITDA	14,332	19,921
Adjusted EBITDA Margin	72%	66%

Add/(deduct):
Other income	-	-
Foreign exchange gains/(loss)	(2,610)	85
Share-based payments expense – founders(2)	(4,518)	(5,154)
Share-based payments – executives(3)	(416)	(1,636)
IPO one-off expenses	(2,693)	(3,094)
EBITDA	4,096	10,123

Fair value gain/(loss) and interest expense on hybrid financial instruments(4)	73,090	(418,884)
Other finance expense	(1,093)	(1,932)

Interest income	-	-
Depreciation	(1,249)	(1,961)

Net profit/(loss) before tax	74,844	(412,654)

Tax expense	(3,136)	(6,221)

Net profit/(loss) after tax	71,708	(418,875)

1)	Electricity and other site costs includes electricity charges, site employee benefits, repairs and maintenance and site utilities.
2)
Share-based payments expense includes expenses recorded on Founder options, including (1) Founder price target options (Executive Director Liquidity and Price Target Options) that vested on IPO resulting in A$1.77m expense recorded during the three months ended 31 December 2021. No further amortization will be recorded in relation to these price target options. (2) Founder long-term options (Executive Director Long-term Target Options) which were granted in September 2021 in connection with the IPO with an expense of A$4.45m recorded in the 3 months ended 31 December 2021. These long-term options are currently “out of the money” with an exercise price of US$75 and initial share price vesting conditions of US$370, US$650, US$925 and US$1,850 for each tranche granted. See note 15 of the 31 December 2021 interim financial statements for further information.

3)	Share-based payments expense includes expense recorded in relation to incentives issued under the Employee Share Plans, Employee Option Plan and Non-Executive Director Option Plan.
4)
Includes fair value losses recorded on SAFE and convertible notes that were converted into ordinary shares upon the Group’s listing on the NASDAQ. The net fair value losses recorded on these instruments represents the movement in the share price from date of issuance of these instruments to the IPO listing price of US$28. All of these instruments converted to ordinary shares on 16 November 2021, the associated fair value gains/(losses) are non-cash movements and do not impact the cash position of the Group. See note 5 of the 31 December 2021 interim financial statements for further information.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Bom Shin
Iris Energy
+61 411 376 332
bom.shin@irisenergy.co